Exhibit 99.3

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Mr James Noble
2.	Reason for the notification
a.	Position/status	non-executive Director/Deputy Chairman
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	Ordinary shares of 0.1p each ISIN: GB0030544687 Restricted American Depositary Shares: ISIN: US36197T1372
b.	Nature of the transaction	Conversion of 27,492 Ordinary shares into 2,291 Nasdaq listed Restricted ADRs (12 to 1 Conversion ratio)
c.	Price(s) and volume(s)	Price(s) -	Volume(s) 2,291	ADSs issued upon conversion of 27,492 Ordinary shares
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	31 October 2016
f.	Place of the transaction	New York